EXHIBIT 99.1

Molecular Partners Announces Shareholders Approve All Board Proposals at the Annual General Meeting

ZURICH-SCHLIEREN, Switzerland and CONCORD, Mass., April 13, 2022 (GLOBE NEWSWIRE) -- Molecular Partners AG (SIX: MOLN; NASDAQ: MOLN), a clinical-stage biotech company developing a new class of custom-built protein drugs known as DARPin therapeutics, today announced that the shareholders of the Company approved all motions proposed by the Board of Directors.

The shareholders of Molecular Partners voted to re-elect all members of Molecular Partners’ Board of Directors for a term of office of one year. William “Bill” Burns was re-elected Chairman of the Board and re-appointed as the chairperson of the Board’s Nomination and Compensation Committee. Steven Holtzman and Michael Vasconcelles, M.D., were also re-elected to the Nomination and Compensation Committee.

KPMG AG Zurich was re-elected as the Group’s statutory auditors for the financial year 2022 and Anwaltskanzlei Keller KLG, Zurich, elected as the independent proxy for a term of office until the 2023 Annual General Meeting.

The shareholders of the company renewed the authorization of the Board of Directors of Molecular Partners AG to increase the share capital of the Company for a period of two years until April 13, 2024. The Annual General Meeting approved all binding motions regarding compensation of the Board of Directors and the Management Board. Further, the shareholders of Molecular Partners AG approved the annual report and the annual financial statements for the financial year 2021, the appropriation of the 2021 results, the appropriation of reserves, as well as the compensation report (in a consultative vote). The Board of Directors and the Management Board were granted discharge for the financial year 2021.

In light of the COVID-19 situation and in line with the applicable Swiss regulations, this year’s Annual General Meeting was conducted solely by voting through the independent proxy and without physical attendance of shareholders.

About Molecular Partners AG
Molecular Partners AG is a clinical-stage biotech company developing DARPin therapeutics, a new class of custom-built protein drugs designed to address challenges current modalities cannot. The Company has formed partnerships with leading pharmaceutical companies to advance DARPin therapeutics in the areas of ophthalmology, oncology and infectious disease, and has compounds in various stages of clinical and preclinical development across multiple therapeutic areas. www.molecularpartners.com; Find us on Twitter - @MolecularPrtnrs

For further details, please contact:
Seth Lewis
seth.lewis@molecularpartners.com
Tel: +1 781 420 2361

Shai Biran, Ph.D.
shai.biran@molecularpartners.com
Tel: +1 978 254 6286

Thomas Schneckenburger, European IR & Media
thomas.schneckenburger@molecularpartners.com
Tel: +41 79 407 9952